SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

October 25, 2024

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that, in its session held on October 24, 2024, the Board of Directors of Credicorp Ltd. (‘Credicorp’) agreed unanimously to determine that the Chief Technology Officer (CTO) of Credicorp, Mr. André Rezende, will report directly to the Chief Innovation Officer (CINO) of Credicorp, Mrs. Francesca Raffo.

Furthermore, according to the information disclosed as a Material Event by Banco de Crédito del Perú (BCP) on October 23, 2024, Mrs. Raffo has resigned to her position as Deputy Chief Executive Officer of BCP in order to focus exclusively on her corporate duties in Credicorp economic group. The change will be effective as from November 1, 2024.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2024

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative